Exhibit 99.1

CANADIAN IMPERIAL BANK OF COMMERCE

Earnings Coverage on Subordinated Indebtedness and Deposits underlying Capital Trust Securities as at January 31, 2020

Pro forma interest requirements based on subordinated indebtedness and deposits underlying Capital Trust securities outstanding as at January 31, 2020, adjusted for repurchases and announced new issues and redemptions, if any, would be $216 million for the 12-month period ending January 31, 2021. Earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended January 31, 2020, were $6,774 million, which was 31.4 times our pro forma interest requirements as described above.

This ratio is calculated on the basis of amounts derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the 12-month period ended January 31, 2020. The ratio reported is not defined by IFRS and does not have any standardized meaning under IFRS and thus may not be comparable to similar measures used by other issuers.

In calculating the pro forma interest requirements, foreign currency amounts have been converted to Canadian dollars using the January 31, 2020 spot rate of $1.3232 per U.S. dollar.

In calculating the ratio, non-controlling interests were adjusted to before-tax equivalents using the applicable statutory income tax rates in each of the relevant jurisdictions.